UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.

(Name of Subject Company)

ENDESA, S.A.

(Name of Person Filing Statement)

Ordinary shares, nominal value €1.20 each
American Depositary Shares, each representing the right to receive one ordinary share

(Title of Class of Securities)

00029274F1

(CUSIP Number of Class of Securities)

Álvaro Pérez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200

(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

With a Copy to:

Joseph B. Frumkin

Sergio J. Galvis

Richard A. Pollack

Angel L. Saad

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Endesa on March 7, 2006 and amended from time to time thereafter. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in Schedule 14D-9.

INTRODUCTION

This amendment relates to the exchange offer (the “Gas Natural Offer”) by Gas Natural SDG, S.A., a Spanish sociedad anónima (“Gas Natural”) for all of the outstanding ordinary shares of Endesa, S.A., a Spanish sociedad anónima (“Endesa”), nominal value €1.20 each (each, an “Endesa Ordinary Share”), and for all of the outstanding American Depositary Shares of Endesa, each representing the right to receive one Endesa Ordinary Share (each, an “Endesa ADS”). Gas Natural has offered to exchange (i) for each Endesa Ordinary Share held by a U.S. person, an amount in U.S. dollars equivalent, after expenses, to €5.983 in cash (automatically reduced from €7.34 following payment of a dividend by Endesa on July 3, 2006) and, at the holder’s option, either 0.569 newly issued ordinary shares of Gas Natural, nominal value €1.00 each (each, a “Gas Natural Ordinary Share”), or 0.569 newly issued American Depositary Shares of Gas Natural, each representing the right to receive one Gas Natural Ordinary Share (each, a “Gas Natural ADS”) and (ii) for each outstanding Endesa ADS, an amount in U.S. dollars equivalent, after expenses, to €5.983 in cash (automatically reduced from €7.34 following payment of a dividend by Endesa on July 3, 2006) and, at the holder’s option, either 0.569 newly issued Gas Natural Ordinary Share or 0.569 newly issued Gas Natural ADS. Based on the closing price of the Gas Natural Ordinary Shares on the Spanish Stock Exchanges of €31.03 per share on January 29, 2007, the implied value of the Gas Natural Offer is €23.64, or $30.61 based on the Federal Reserve Bank of New York noon buying rate of €1.00 = $1.2948 on the same date, per Endesa Ordinary Share (the “Offer Price”).

The Gas Natural Offer commenced in the United States on March 6, 2006. Endesa filed a statement on Schedule 14D-9 with respect to the Gas Natural Offer on March 7, 2006, which has been amended from time to time. The Gas Natural Offer was suspended in Spain from April 4, 2006 until January 25, 2007 as a result of injunctions issued by two separate Spanish courts. See “Item 3(b)(2)—Legal and Regulatory Proceedings.” Following the removal of both injunctions in Spain, the Spanish securities regulator (“CNMV”) permitted the Gas Natural Offer to recommence in Spain on January 26, 2007.

On January 25, 2007, the CNMV announced that Gas Natural and E.ON AG, a German Aktiengesellschaft, which is making a competing tender offer for Endesa (the “E.ON Offer”) through its wholly-owned subsidiary E.ON Zwölfte Verwaltungs GmbH, a German Gesellschaft mit beschränkter Haftung (“E.ON 12”, and together with E.ON AG, “E.ON”), are required to submit envelopes containing any improved terms for their offers on February 2, 2007. The content of these envelopes will be announced by the CNMV no later than the following business day. The CNMV also stated that, per E.ON’s prior announcement, E.ON will be required to raise the price of its offer to a minimum of €34.50 pursuant to such sealed envelope process.

The purpose of this amendment is to update certain portions of Endesa’s statement on Schedule 14D-9 with respect to the Gas Natural Offer following the recommencement of the Gas Natural Offer in Spain on January 26, 2007. This statement relates to the current Offer Price set forth above. If Gas Natural raises the Offer Price pursuant to the sealed envelope process referred to above, Endesa expects to amend this statement to address the increased Offer Price.

ITEM 2.                IDENTITY AND BACKGROUND OF FILING PERSON.

Item 2(c) is amended and restated in its entirety as follows:

(c)           The Gas Natural Offer is being made on the terms and subject to the conditions set forth in Gas Natural’s Tender Offer Statement on Schedule TO, dated March 6, 2006, as amended, and Amendment No. 1 to Gas Natural’s Registration Statement on Form F-4, dated March 6, 2006, as amended (the “Gas Natural Prospectus”), in each case as filed by Gas Natural with the U.S. Securities and Exchange Commission (the “SEC”). The Gas Natural Offer has been extended until 11:00 a.m. New York City time on February 12, 2007, unless it is further extended or is withdrawn.

In addition to the U.S. offer described in the Gas Natural Prospectus, Gas Natural has announced that it is offering to acquire Endesa Ordinary Shares in a separate Spanish offer to all holders of Endesa Ordinary Shares, wherever located, including holders of Endesa Ordinary Shares in the United States.

Gas Natural’s address is Plaza del Gas No. 1, 08002 Barcelona, Spain, and its telephone number at such location is 011.34.93.402.5891.

ITEM 3.                PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3 is amended and restated in its entirety as follows:

Except as described in this statement, to the knowledge of Endesa there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between Endesa or its affiliates and (1) Endesa, its executive officers, directors or affiliates or (2) Gas Natural, its executive officers, directors or affiliates.

(a)          Executive Officers, Directors or Affiliates of Endesa

(1)          Share Ownership of Directors and Executive Officers

If the directors and executive officers of Endesa who own Endesa Ordinary Shares were to tender such shares in the Gas Natural Offer, they would receive the same consideration for their Endesa Ordinary Shares as the other shareholders who accept the Gas Natural Offer. As of January 25, 2007, the directors and executive officers of Endesa beneficially owned, in the aggregate, 229,091 Endesa Ordinary Shares and no Endesa ADSs. If the directors and executive officers of Endesa were to tender all of their Endesa Ordinary Shares in the Gas Natural Offer and the Gas Natural Offer were consummated, they would receive an aggregate of approximately 130,353 Gas Natural Ordinary Shares and approximately €1,370,652 in cash.

The following table sets forth individual ownership of Endesa Ordinary Shares as of January 25, 2007, by each member of the Board of Directors:

Name	Number of Ordinary Shares Held Directly	Number of Ordinary Shares Held Indirectly	Total Number of Ordinary Shares Held
Manuel Pizarro Moreno(1)	100,004	─	100,004
Rafael Miranda Robredo(2)	7,585	─	7,585
Alberto Alonso Ureba	─	─	─
Miguel Blesa de la Parra(3)	600	─	600
José María Fernández Cuevas	─	─	─
José Manuel Fernández-Norniella	─	─	─
Rafael González-Gallarza Morales	3,300	─	3,300
Juan Ramón Quintás Seoane	1,525	─	1,525
Francisco Javiér Ramos Gascón	992	8,779	9,771
Alberto Recarte García-Andrade	250	21,100	21,350
Manuel Ríos Navarro	3,889	8,583	12,472
Juan Rosell Lastortras	5	10,000	10,005
José Serna Masiá	16,976	520	17,496

(1)             Mr. Pizarro is a member of the Board of Directors as well as Chairman of Endesa.

(2)             Mr. Miranda is a member of the Board of Directors as well as Chief Executive Officer of Endesa.

(3)             Mr. Blesa is also the chairman of Caja de Ahorros y Monte de Piedad de Madrid (“Caja Madrid”), which, as of January 24, 2007, beneficially owned 105,076,259 Endesa Ordinary Shares (or approximately 9.92% of Endesa’s total share capital).

The following table sets forth individual ownership of Endesa Ordinary Shares as of January 25, 2007, by each of Endesa’s executive officers (other than Mssrs. Pizarro and Miranda, whose share ownership is disclosed in the preceding table):

Name	Number of Ordinary Shares Held Directly	Number of Ordinary Shares Held Indirectly	Total Number of Ordinary Shares Held
José Damián Bogas Gálvez	7,438	─	7,438
Pedro Larrea Paguaga	3,015	─	3,015
Jesús Olmos Clavijo	7,108	─	7,108
José Luis Palomo Álvarez	8,300	─	8,300
Salvador Montejo Velilla	860	─	860
Francisco de Borja Acha Besga	1,000	─	1,000
Carlos Torres Vila	731	─	731
Germán Medina Carrillo	7,573	─	7,573
Gabriel Castro Villalba	4,479	─	4,479
Antonio Pareja Molina	4,479	─	4,479

To the knowledge of Endesa, no director or executive officer of Endesa currently holds any options to purchase Endesa Ordinary Shares or Endesa ADSs.

(2)          Compensation of Directors and Executive Officers

(i)              Board of Directors

Article 40 of Endesa’s Articles of Association provides that:

“The compensation of the Directors will consist of the following items: a fixed monthly fee and participation in profits. The aggregate annual compensation of the Board of Directors in respect of the foregoing items shall be 0.1 percent of consolidated profit, as approved by the Shareholders’ Meeting, provided that the Board of Directors may reduce this percentage in such fiscal years as it seems appropriate. The foregoing is without prejudice to the provisions of paragraph 3 of this Article with respect to attendance fees.

“The Board of Directors shall make all determinations with respect to the distribution of said amount as between the foregoing items and as between Directors when, as and how it deems appropriate.

“The members of the Board of Directors will also receive fees for each meeting attended of the Board of Directors and any committees thereof. The amount of such attendance fees will not exceed such amount as is permitted within the limits described in the preceding paragraphs.

“The compensation contemplated in the preceding paragraphs for a Director’s service on the Board of Directors shall be compatible with such other compensation as may be due to such Director for any other executive or advisory functions that, as the case may be, he or she renders to the company beyond the supervisory and decisionmaking functions arising from their service as Directors, such other functions being subject to the legal requirements thereto applicable.

“In accordance with section 130 of the Spanish Companies Law, Directors may receive compensation constituting participation in the company’s profits to the extent legal and statutory reserve requirements have been met and shareholders have been accorded a dividend of at least 4 percent of consolidated profit.”

Accordingly, Endesa’s directors receive compensation for their service on Endesa’s Board of Directors, and in some cases for their service on the board of directors of Endesa’s subsidiaries. In addition, directors that are also executive officers of Endesa receive compensation for their employment with the company.

In 2005 and 2006, Endesa’s directors received fixed monthly compensation of €4,006.74 and an attendance fee of €2,003.37 for each meeting attended of the Board of Directors, the Executive Committee, the Nominations and Compensation Committee and the Audit and Compliance Committee.

The following tables set forth the compensation received by each member of the Board of Directors in 2005 and 2006:

Fixed Compensation

	2005		2006
Name	as Director	as Executive Officer	as Director	as Executive Officer
Manuel Pizarro Moreno(1)	€48,081	€1,200,000	€48,081	€1,249,200
Rafael Miranda Robredo(1)	48,081	1,080,000	48,081	1,124,280
Alberto Alonso Ureba	48,081	—	48,081	—
Miguel Blesa de la Parra	48,081	—	48,081	—
José María Fernández Cuevas	48,081	—	48,081	—
José Manuel Fernández Norniella	48,081	—	48,081	—
Rafael González-Gallarza Morales	48,081	—	48,081	—
Juan Ramón Quintás Seoane(2)	—	—	—	—
Francisco Javier Ramos Gascón	48,081	—	48,081	—
Alberto Recarte García-Andrade	28,047	—	48,081	—
Manuel Ríos Navarro	48,081	—	48,081	—
Juan Rosell Lastortras	28,047	—	48,081	—
José Serna Masiá	48,081	—	48,081	—

(1)             In all Endesa group companies, the fixed compensation of the chief executive officer is 10 percent lower than the fixed compensation of the chairman.

(2)             Does not accept compensation other than attendance fees.

Variable Compensation

	2005		2006
Name	as Director	as Executive Officer	as Director	as Executive Officer
Manuel Pizarro Moreno	€14,806	€829,323	€39,667	€1,640,963
Rafael Miranda Robredo(1)	14,806	711,272	39,667	1,431,187
Alberto Alonso Ureba	14,806	—	39,667	—
Miguel Blesa de la Parra(2)	—	—	—	—
José María Fernández Cuevas	14,806	—	39,667	—
José Manuel Fernández Norniella	14,806	—	39,667	—
Rafael González-Gallarza Morales	14,806	—	39,667	—
Juan Ramón Quintás Seoane(3)	—	—	—	—
Francisco Javier Ramos Gascón	14,806	—	39,667	—
Alberto Recarte García-Andrade	—	—	23,139	—
Manuel Ríos Navarro	14,806	—	39,667	—
Juan Rosell Lastortras	—	—	23,139	—
José Serna Masiá	14,806	—	39,667	—

(1)             The total variable compensation of Mr. Miranda was €750,113 in 2005 and €1,484,241 in 2006. These amounts have been reduced by €38,841 and €53,054, respectively, in respect of amounts received for attendance at meetings of the boards of directors of subsidiary companies.

(2)             Does not accept compensation other than fixed compensation and attendance fees.

(3)             Does not accept compensation other than attendance fees.

Attendance Fees

	2005		2006
Name	for Endesa	for Subsidiary Companies	for Endesa	for Subsidiary Companies
Manuel Pizarro Moreno	€106,179	—	€130,219	—
Rafael Miranda Robredo	106,179	€89,755	130,219	€97,128
Alberto Alonso Ureba	104,175	—	130,219	—
Miguel Blesa de la Parra	94,158	—	108,182	—
José María Fernández Cuevas	106,179	21,136	138,233	—
José Manuel Fernández Norniella	96,162	43,118	124,209	37,633
Rafael González-Gallarza Morales	54,091	18,032	62,104	20,034
Juan Ramón Quintás Seoane	64,108	—	—	—
Francisco Javier Ramos Gascón	60,101	22,037	60,101	22,037
Alberto Recarte García-Andrade	24,040	8,013	56,094	20,034
Manuel Ríos Navarro	54,091	22,038	66,111	20,034
Juan Rosell Lastortras	20,034	2,400	38,064	30,594
José Serna Masiá	62,104	22,037	60,101	22,037

Other Compensation

Name	2005	2006
Manuel Pizarro Moreno	€4,444	€4,342
Rafael Miranda Robredo	21,014	21,608

Advances and Loans(1)

Name	2005	2006
Rafael Miranda Robredo	€435,379	€375,379

(1)             These advances and loans were made prior to the enactment of the Sarbanes-Oxley Act in July 2002 and their terms have not been modified since such date. Of the amount in 2005, €92,802  bears interest and of the amount in 2006, €32,802 bears interest, in each case at a rate of EURIBOR plus 0.5%.

Pension Fund Contributions(1)

Name	2005	2006
Manuel Pizarro Moreno	€236,655	€441,772
Rafael Miranda Robredo	2,122,182	4,926,911

(1)             These payments were made on the same terms as premiums paid to cover Endesa’s future pension obligations to other employees meeting the same age and seniority criteria. Of the amounts stated for 2005 and 2006, €1,389,000 and €4,926,911, respectively, represent premiums paid to cover the company’s obligation to contribute to Mr. Miranda’s pension in future periods.

Life Insurance Premiums

Name	2005	2006
Manuel Pizarro Moreno	€119,509	€96,716
Rafael Miranda Robredo	85,206	43,270
Other Directors	120,798	129,680

In addition, Endesa has established an early retirement plan in which the chief executive officer participates on the same terms as other employees of Endesa meeting the same age and seniority criteria. The amount of Endesa’s contingent obligation under such plan to the chief executive officer was €10,369,336 in 2005 and €12,525,120 in 2006. The amount of the company’s contingent obligation to an employee under this plan is recalculated each year to reflect the employee’s then-current salary and decreases each year the employee remains with the company.

(ii)           Executive Officers

General

Endesa’s compensation policy aims to be competitive with the leading companies in the energy sector in Spain and other countries in Europe. Pursuant to their contracts with the company, Endesa’s executive officers are generally entitled to receive fixed compensation, variable compensation and other benefits.

Endesa’s senior management consists of 10 executive officers in addition to Mssrs. Pizarro and Miranda (whose compensation and benefits are disclosed above under “—Board of Directors”). These are:

Name	Title
José Damián Bogas Gálvez	Executive Vice President—Spain and Portugal
Pedro Larrea Paguaga(1)	Executive Vice President—Latin America
Jesús Olmos Clavijo	Executive Vice President—Europe
José Luis Palomo Álvarez	Chief Financial Officer
Salvador Montejo Velilla	General Secretary and Secretary to the Board of Directors
Francisco de Borja Acha Besga	Senior Vice President—Legal Advisor
Carlos Torres Vila	Senior Vice President—Strategy
Germán Medina Carrillo	Senior Vice President—Human Resources
Gabriel Castro Villalba	Senior Vice President—Communications
Antonio Pareja Molina	Senior Vice President—Services

(1)             Mr. Larrea replaced Luis Rivera Novo as Executive Vice President—Latin America on October 9, 2006. The data in the following three tables reflects, in respect of 2006, Mr. Larrea’s compensation and other benefits in his prior position as General Manager—Energy Management from January 1, 2006 to October 9, 2006, and his compensation as Executive Vice President—Latin America after that date and, in respect of 2005, Mr. Rivera’s compensation and other benefits as Executive Vice President—Latin America in that year.

The aggregate compensation of these 10 executive officers in 2005 and 2006 was as follows:

	2005	2006
Fixed compensation	€3,860,276	€4,175,456
Variable compensation	2,543,799	4,019,584
Board attendance fees	167,806	90,885
Other	156,575	193,626
Total	6,728,456	8,479,551

The aggregate advances and loans to these 10 executive officers outstanding as of 2005 and 2006 were as follows:

	2005	2006
Advances(1)	€1,196,217	€1,082,221
Loans(2)	1,648,525	1,739,614

(1)             This figure represents outstanding advances owed to Endesa as of December 31, 2005 and 2006. These advances, which bear no interest, were granted prior to the enactment of the Sarbanes-Oxley Act in July 2002 and their terms have not been modified since such date.

(2)             This figure represents outstanding loans owed to Endesa as of December 31, 2005 and 2006. These loans, which bear interest at EURIBOR plus 0.5%, were granted prior to the enactment of the Sarbanes-Oxley Act in July 2002 and their terms have not been modified since such date. The increase in 2006 over 2005 is due to the replacement of Mr. Rivera with Mr. Larrea, whose outstanding loans reflected a higher balance than his predecessor’s.

The aggregate other benefits of these 10 executive officers in 2005 and 2006 were as follows:

	2005	2006
Pension contributions(1)	€4,129,835	€6,766,477
Life insurance premiums	367,494	320,142

(1)             This figure includes pension contributions made to cover the company’s obligation to contribute to these executive officers’ pensions in future periods. These payments were made on the same terms as premiums paid to cover Endesa’s future pension obligations to other employees meeting the required age and seniority criteria.

In addition, Endesa has established an early retirement plan in which Messrs. Bogas, Palomo, Medina and Pareja participate on the same terms as other employees of Endesa meeting the same age and seniority criteria. The amount of Endesa’s contingent obligation under such plan to such executive officers identified above was €22,769,061 in 2005 and €21,645,816 in 2006.

Severance Arrangements with Executive Officers

Endesa has granted all of the executive officers referred to above identical “guarantee clauses,” which entitle the executive officer to a severance payment in the event his employment with Endesa is terminated as well as an additional payment as consideration for a non-competition covenant. Endesa believes that these guarantee clauses are consistent with market practice among large publicly traded companies in Spain. The guarantee clauses entitle the executive officer to receive a severance payment equal to three times his or her annual compensation (calculated as described below) in the event the employment relationship is terminated (1) by mutual agreement between the executive officer and Endesa; (2) by a unilateral decision of the executive officer based on a gross and willful breach by Endesa of its obligations to the executive officer or a change in the executive officer’s position that renders it void of substance or any other circumstance provided for under applicable law; or (3) by Endesa without cause. For purposes of these guarantee clauses, annual compensation means the relevant officer’s fixed compensation in the then-current year plus the average of the officer’s variable compensation in the immediately preceding two years. The guarantee clauses provide that the executive officer is not entitled to any severance payment in the event the employment relationship is terminated by Endesa for cause or by the executive officer without cause. The guarantee clause also entitles the executive officer to receive an additional payment equal to his or her fixed compensation in the most recently completed fiscal year as consideration for the officer’s covenant not to compete with Endesa for two years following termination of employment. This additional payment is due regardless of the circumstances in which the executive officer’s employment is terminated.

(2)          Other Contracts and Arrangements

In the ordinary course of business, Endesa enters into contracts with numerous other energy companies throughout the world, including from time to time companies with which members of the Board of Directors are affiliated through directorships or otherwise. Endesa does not consider the amounts involved in such transactions to be material to its business and believes that these amounts are not material to the business of the firms involved.

(b)          Relationships Between Endesa and Gas Natural and Their Respective Affiliates

Except as provided below, there are no material agreements or possible conflicts of interest between Endesa and Gas Natural or their respective affiliates.

(1)          Commercial Relationships

Endesa and its affiliates are party to ordinary course business transactions with Gas Natural and its affiliates, including La Caixa and Repsol YPF. These transactions have been entered into on commercially reasonable terms and conditions and in accordance with prevailing market conditions. The  most significant commercial relationships between Endesa and its affiliates, on the one hand, and Gas Natural and its affiliates, on the other, are described below.

Endesa has entered into a long-term contract with Gas Natural to supply natural gas for the generation of electricity in Spain. This agreement will continue until 2018. Pursuant to the terms of the agreement, Gas Natural is required to supply 2.20 bcm in 2007 and up to 3 bcm per year beginning in 2009.

In connection with this natural gas supply contract, Endesa has initiated arbitration proceedings against Gas Natural for Gas Natural’s failure to comply with the financial conditions prescribed in the contract and for refusing to supply certain power generation plants. In addition, Gas Natural has initiated arbitration proceedings against Endesa in an effort to modify or nullify the contract due to changed conditions in the natural gas market and to the intervening enactment of new antitrust laws. Both arbitration proceedings are pending before the Court of Arbitration and awaiting filings of claims specifying the relief sought.

Endesa and its affiliates are party to various loan and other financing agreements with La Caixa totaling approximately €774 million and maturing as late as 2023. In addition, Endesa is party to interest rate swaps with La Caixa totaling approximately €429 million and pension agreements with VidaCaixa worth  €475 million.

In Latin America, Endesa and Repsol YPF are parties to various shareholders agreements relating to Central Dock Sud and Inversora Dock Sud. These agreements contain provisions relating to, among other things, the board composition and management of Central Dock Sud and Inversora Dock Sud, the financing and management of Inversora Dock Sud and the transfer of shares in both companies.

(2)          Legal and Regulatory Proceedings

(i)              Gas Natural’s Preliminary Discovery Request in a Barcelona Court

On October 25, 2006, the Barcelona Commercial Court No. 1, granting in part a request by Gas Natural, ordered Endesa, E.ON, Deutsche Bank AG, Deutsche Bank SAE, HSBC Bank plc, Citigroup Global Markets Limited, and JPMorgan plc to produce to the court certain documents and information concerning contacts between and among them in connection with the E.ON Offer. The requested documents include, but are not limited to, confidentiality and other agreements, minutes of meetings of boards of directors and others, and other communications. Endesa complied with this pre-trial discovery order. The court must now decide which, if any, of the produced documents should be provided to Gas Natural based on whether the documents may be relevant to Gas Natural’s determination of the existence and viability of a possible future cause of action. Gas Natural has indicated that any such action may concern an alleged unfair advantage accorded to E.ON in the tender offer process.

(ii)           Gas Natural’s Lawsuit Against Endesa in a Barcelona Court

On December 27, 2005, Gas Natural filed a complaint before the Barcelona Commercial Court No. 1, claiming that Endesa had violated its duty of passivity under Spanish law by, among other actions, conducting an auction of its real property, participating in an advertising campaign, and considering the possible distribution of dividends on account and the alteration of its dividends policy. The court refused Gas Natural’s request for a preliminary injunction requiring Endesa to suspend its advertising campaign and prohibiting Endesa from including the possible distribution of dividends in the agenda of its

February 24, 2006 meeting of shareholders. Trial on Gas Natural’s claims is scheduled to occur on February 13, 2007.

(iii)        Gas Natural’s Lawsuits Against Directors of Endesa

Gas Natural has filed a claim against Endesa’s directors in the Madrid Commercial Court No. 3 alleging violations by the defendants of the duty of care under Spanish corporate law and seeking indemnification for damages that Gas Natural claims that it has suffered as a result. The court held a hearing on July 6, 2006; trial is scheduled for February 21, 2007.

(iv)   Gas Natural’s Claims Before the CNMV

On December 16, 2005, Gas Natural filed a claim with the CNMV against the members of the Board of Directors of Endesa for a possible violation of the Spanish securities market regulations as a result of actions by these members. On March 29, 2006, the CNMV dismissed Gas Natural’s claim.

On March 2, 2006, Gas Natural filed with the CNMV a claim against Endesa and E.ON for violation of Spanish securities laws, including the use of inside information and the breach of the tender offer rules regarding the duty of passivity by the directors of Endesa. On March 24 and May 12, 2006, Gas Natural filed with the CNMV addenda to the original claim. On June 22, 2006, the CNMV dismissed this claim.

(v)           Endesa’s Appeal of the Spanish Council of Ministers’ Authorization of the Gas Natural Offer

On February 9, 2006, Endesa filed an appeal with the Spanish Supreme Court against the Spanish Council of Ministers’ authorization of the transaction contemplated by the Gas Natural Offer. On May 10, 2006, the Spanish Supreme Court entered an injunction temporarily suspending the Council of Ministers’ authorization until the Court considers Endesa’s claim and renders a decision. On November 17, 2006, Endesa petitioned the Spanish Supreme Court to remove its injunction affecting the Gas Natural Offer. The Court issued its opinion removing the injunction on January 23, 2007.

In connection with this proceeding and with the proceeding in the Madrid Commercial Court No. 3 described below, Endesa was required to post a bond in the amount of €1,000 million relating to possible damages or losses that may be incurred by the companies affected by the injunctions in the event Endesa eventually loses either lawsuit on the merits. Neither the amount of the bond nor any party’s estimate of potential losses will determine the existence or quantity of actual damages or losses that could eventually be imposed in either of the foregoing proceedings.

(vi)        Endesa’s Lawsuits Against Gas Natural and Iberdrola

On November 25, 2005, Endesa filed claims with the Madrid Commercial Court No. 3 seeking to invalidate the Gas Natural Offer as well as the asset sale agreement between Gas Natural and Iberdrola, S.A., a Spanish company with which Gas Natural had entered into an agreement for the disposal of approximately €9 billion of our assets in the event Gas Natural’s bid is successful. On April 4, 2006, the court enjoined the Gas Natural Offer pending the outcome of Endesa’s claims. Gas Natural appealed the court’s decision to enjoin its offer. On November 17, 2006, Endesa petitioned the court to remove its injunction. The Court of Appeals of Madrid declared this injunction null and void on January 16, 2007.

On January 10, 2006, Endesa filed a complaint with the Madrid Commercial Court No. 3 against Iberdrola and Gas Natural alleging the existence of financial assistance for the acquisition of shares, in violation of Spanish law. Endesa claimed that the agreement executed between Iberdrola and Gas Natural aims at fulfilling the payment of obligations under the Acquisition Facilities entered in connection with the offers. Endesa has requested that the court provide protective relief that would prohibit Gas Natural from using proceeds used in a sale under the Iberdrola contract to pay the Acquisition Facilities. On March 24, 2006, the court denied Endesa’s request for interim measures and ordered Endesa to pay the legal fees of Gas Natural and Iberdrola. Endesa appealed this decision on May 18, 2006, and the Court of Appeals of Madrid denied that appeal on January 9, 2007. A hearing on the merits was held on July 7, 2006.

Both of the foregoing proceedings in the Madrid Commercial Court No. 3 are currently stayed pending resolution of Gas Natural and Iberdrola’s motions to recuse the judge assigned to these proceedings.

(vii) Endesa’s Claims Against Gas Natural in U.S. Federal Court

On March 6, 2006, Endesa filed a complaint against Gas Natural in the United States District Court for the Southern District of New York to protect its shareholders from Gas Natural’s false and misleading disclosures in connection with the Gas Natural Offer. Endesa’s complaint alleged that the Gas Natural Prospectus contained material misstatements and fraudulent omissions, including (among others): material omissions about La Caixa’s status as a co-bidder alongside Gas Natural, as well as La Caixa’s plans and proposals with respect to Endesa and the proposed combined group; a misleading presentation of pro forma financial information with respect to the combined company that fails to comply with applicable regulations and accounting standards; and material omissions about Gas Natural’s violation of Section 5 of the Securities Act of 1933 by reason of its failure to register the offer of Gas Natural Ordinary Shares to U.S. residents pursuant to the Spanish offer, including the fact that U.S. investors have the right to rescind any Gas Natural shares acquired by them pursuant to the Spanish offer and that a significant risk exists that Gas Natural will be exposed to material liability as a result of such rescission rights if the offers are completed.

Pursuant to this action, Endesa sought an order enjoining the Gas Natural Offer in the United States until such time as Gas Natural had corrected the false and misleading disclosures contained in its prospectus and had otherwise complied with applicable U.S. federal securities laws. The court ordered that all discovery be completed by March 27, 2006. On March 6, 2006 the court denied Endesa’s motion for a temporary restraining order. Endesa voluntarily withdrew its complaint without prejudice on May 12, 2006.

(viii) Various Administrative Actions Affecting the Gas Natural Offer

In addition to the proceedings referred to above, Endesa and Gas Natural have challenged various administrative actions of the Spanish National Energy Commission, Spanish competition authorities and the CNMV in connection with the Gas Natural Offer. Depending on the outcome of these appeals, the Gas Natural Offer could be delayed or otherwise adversely affected.

ITEM 8.                ADDITIONAL INFORMATION TO BE FURNISHED.

Item 8(4) is amended and restated in its entirety as follows:

(4)          Agreements with Change-in-Control Provisions

Endesa and its affiliates are parties to certain bank loans and other financing arrangements that may be accelerated if Gas Natural acquires control of Endesa pursuant to the Gas Natural Offer. Approximately €176 million in bank loans would be subject to acceleration upon a change in control of Endesa, and a further €493.5 million in derivative contracts would be subject to acceleration upon a change in control of Endesa if Endesa’s credit rating is reduced significantly, which Gas Natural has warned it may be. Moreover, approximately €931 million in loans by the European Investment Bank to Endesa would be accelerated as a result of Gas Natural’s planned asset divestitures in the absence of authorization by the bank. Acceleration of these financing arrangements could have a material adverse impact on the company.

The remainder of Item 8 is amended by adding the following:

(6)          The E.ON Offer

On February 21, 2006, E.ON announced its intention to commence the E.ON Offer. On November 21, 2006, the Board of Directors of Endesa published a resolution recommending that Endesa’s shareholders reject the E.ON Offer at its then-current price of €25.405 per share, given E.ON’s announcement on September 26, 2006, that it intends to raise the price of the E.ON Offer to €35.00 per share. Following payment of a dividend by Endesa on January 2, 2007, the current price of the E.ON Offer is €24.905 per share, and E.ON’s commitment to raise the price of its offer stands at €34.50 per share. The CNMV suspended the E.ON Offer during the pendency of the injunctions on the Gas Natural Offer imposed by the Madrid Commercial Court No. 3 and by the Spanish Supreme Court. See Item 3(b)—“Legal and Regulatory Proceedings.”  Following the removal of those injunctions, the CNMV authorized E.ON to commence its offer in Spain; the E.ON Offer commenced on January 26, 2007.

Gas Natural has sued E.ON in the United States District Court for the Southern District of New York in connection with the E.ON Offer. Gas Natural’s complaint alleges that E.ON’s preliminary tender offer statement on Schedule TO-C, filed with the SEC on November 17, 2006, contained false and misleading information, in violation of Section 14(d) and (e) of the Securities Exchange Act of 1934, because it described the E.ON Offer as based on public information, mischaracterized the above-described discovery proceedings in the Barcelona Commercial Court No. 1, and stated that there were no agreements between E.ON and Endesa with respect to the E.ON Offer. Gas Natural claims that the E.ON Offer was based on material non-public information that E.ON had received from Endesa, that the proceedings in Barcelona present a real and substantial risk that the E.ON Offer will be voided, and that E.ON has reached certain material agreements with Endesa. Gas Natural has asked the court for a preliminary injunction prohibiting the commencement of the E.ON Offer until E.ON issues corrective disclosures concerning the alleged agreements between E.ON and Endesa. Although Endesa is not a party to such proceeding, it received two third-party subpoenas from Gas Natural. Endesa believes such subpoenas were invalidly served. However, Endesa agreed to provide Gas Natural with a limited response to Gas Natural’s request for documents.

On December 19, 2006, the court dismissed all of Gas Natural’s claims under Section 14(d) and all but one of its claims under Section 14(e). The surviving Section 14(e) claim is based on Gas Natural’s allegation that E.ON did not disclose all material agreements between E.ON and Endesa; the court has not yet made any decision concerning the merits of this remaining claim. On December 27, 2006, the court, at the joint request of Gas Natural and E.ON, ordered that the proceedings in this case be stayed for the earlier of 45 days or until the date on which E.ON files a Schedule TO-T with the SEC or otherwise commences a tender offer for the shares or ADSs of Endesa in the United States, which it has now done. At the time of filing of this statement, no further information regarding the status of these proceedings is publicly available.

Press reports in Spain indicate that Gas Natural has filed a lawsuit against E.ON in the Barcelona Commercial Court No. 5. This lawsuit was reported to allege that E.ON is abusing its dominant position in the tender offer process in violation of Spanish and European law and to request a decree declaring the E.ON Offer void. E.ON stated in its tender offer statement on Schedule TO, filed with the SEC on January 26, 2007, that, at the time of filing, it had not yet been served with that complaint.

(7)          Purchases of Endesa Ordinary Shares by Acciona

On September 25, 2006, Acciona informed the CNMV that it had acquired 10 percent of the outstanding Endesa Ordinary Shares in “market” transactions and that it may increase this stake in the future. In its latest filings with the CNMV and the SEC on January 10, 2007, Acciona disclosed that it had increased its participation in the capital stock of Endesa to 21 percent. In an amendment to its report of beneficial ownership on Schedule 13D, filed with the SEC on December 4, 2006, Acciona stated that it

“wants to be a long-term strategic investor in Endesa and to take an active role in determining and implementing its strategic direction.” In connection with these plans, Acciona indicated that it intends to seek representation on Endesa’s Board of Directors and “to participate in the management of the company as its key shareholder,” but that it does not intend to “control” Endesa either by seeking majority representation on Endesa’s Board of Directors or by acquiring a majority stake in Endesa’s capital stock. Furthermore, Acciona has said that it will not increase its stake in Endesa beyond the threshold that would require it to make a tender offer for all outstanding Endesa Ordinary Shares and Endesa ADSs under Spanish law. Currently that threshold is 25 percent, and legislation has been proposed to increase the threshold to 30 percent.

Acciona indicated in its December 4, 2006, amendment to its Schedule 13D that it would like for Endesa to “continue[] as a publicly-held company” and that it has been “communicating its view of an independent, publicly held Endesa with current and potential Endesa shareholders.” Acciona further stated that it views as “inadequate” the price of €35.00 per share, the level at which E.ON’s announced increase in the Offer Price stood at the time. (E.ON’s announced increase in the Offer Price now stands at €34.50 after an automatic reduction following payment of a divided by Endesa on January 2, 2007.)  Acciona believes that the E.ON Offer is “inconsistent” with its intentions to “play an active role in an independent Endesa as its key shareholder.” Acciona further stated that it will not tender its Endesa shares into the E.ON offer at a price of €35.00 and that it “intends to seek to persuade Endesa’s other shareholders to reject that offer.” Nevertheless, should the E.ON Offer succeed, Acciona indicated that it would sell its shares of Endesa because it “does not want to be a minority shareholder of a subsidiary of E.ON.” On January 25, 2007, Acciona published a presentation entitled “Endesa independent: an alternative with greater value,” indicating its opinion that under various valuation methodologies Endesa is worth substantially more than the minimum price to which E.ON has indicated it would raise its offer (€34.50) and criticizing other aspects of the E.ON Offer. Acciona’s January 25 presentation further claims that a “combination or integration [of Endesa with Acciona] should achieve even greater value for Endesa shareholders.”

On October 12, 2006, E.ON filed suit against Acciona in the United States District Court for the Southern District of New York. E.ON’s supplemental and amended complaint alleges that Acciona’s report of beneficial ownership on Schedule 13D, filed with the SEC on October 5, 2006, as well as two amendments filed with the SEC on October 19, 2006, and October 25, 2006, violate Section 13(d) of the Securities Exchange Act of 1934 because they contain false and misleading statements about the purposes of Acciona’s acquisition, Acciona’s plans concerning its investment, Acciona’s contracts and arrangements with other parties, and the financing of Acciona’s acquisition. In connection with these Section 13(d) claims, E.ON alleges, among other things, that Acciona made the purchases of Endesa Ordinary Shares for the purpose of interfering with the E.ON Offer, including by decreasing the likelihood that Endesa Ordinary Shares and Endesa ADSs representing at least 50.01% of Endesa’s share capital will be tendered in the E.ON Offer and that Endesa’s shareholders will vote to remove certain provisions of Endesa’s by-laws (both of which are conditions of the E.ON Offer). E.ON’s supplemental and amended complaint further alleges that Acciona violated Section 14(d) and (e) of the Securities Exchange Act of 1934 by commencing a tender offer for the shares of Endesa in the United States without following the rules set forth in that statute and the regulations promulgated thereunder. The court has denied Acciona’s motion to dismiss E.ON’s claims. E.ON has requested that the court issue a preliminary injunction that would, among other things, (1) require Acciona to correct its disclosure; (2) prohibit Acciona from making further purchases of Endesa Ordinary Shares, and from voting any of the Endesa Ordinary Shares it has already purchased, until the disclosure has been corrected; and (3) require Acciona to make an offer to rescind the purchases of Endesa Ordinary Shares that it has already made. All briefs on E.ON’s motion for preliminary injunction are scheduled to be submitted to the court by February 2, 2007; the court will render its decision thereafter.

(8)          Letter from the CNMV Regarding Acciona’s Allegations Against E.ON

On January 17 and 23, 2007, Endesa received letters from the CNMV in connection with Acciona’s formal request to the CNMV that E.ON be required to amend its Spanish tender offer document to disclose non-public information concerning Endesa that Acciona alleges E.ON has in its possession. According to the letter from the CNMV, Acciona has alleged, on the basis of press reports, that E.ON possesses certain information concerning Endesa’s business that is not known to Endesa’s shareholders and that, in Acciona’s opinion, should be made known to Endesa’s shareholders and, in particular, to Acciona. The letter requires Endesa to submit to the CNMV, no later than 10 working days from receipt of the letter, such information or comments as Endesa considers opportune in relation to Acciona’s allegations. On January 25, 2007, Endesa submitted to the CNMV its objections to Acciona’s allegations. E.ON has publicly disclosed that it had received a similar request from the CNMV, to which it filed a response on January 25, 2007.

(9)          E.ON’s Allegations Against Acciona Before the CNMV

E.ON has publicly disclosed that, on January 2, 2007, it filed a complaint with the CNMV against Acciona and Gas Natural. The complaint claims that Acciona and Gas Natural have violated Spanish law by acting in concert without launching a joint tender offer and requests that Acciona be enjoined from acquiring additional Endesa Ordinary Shares or exercising the voting rights of the Endesa Ordinary Shares that it currently owns. The CNMV requested, and on January 15, 2007 published, Acciona’s response to E.ON’s allegations.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2007	ENDESA, S.A.

	By:	/s/ ÁLVARO PÉREZ DE LEMA
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations